SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)1

                                 Amdocs Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G02602 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)





---------------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G02602 10 3                                          Page 2 of 7 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                Welsh, Carson,
     I.R.S. Identification                   Anderson & Stowe
     No. of Above Person                     VII, L.P.
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                    Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                           5)   Sole Voting      5,527,054 Ordinary
Shares Beneficially                         Power         Shares
Owned by Each
Reporting Person
With:
                                    --------------------------------------------
                                    6)   Shared Voting
                                         Power                -0-
                                    --------------------------------------------
                                    7)   Sole Disposi-    5,527,054 Ordinary
                                         tive Power       Shares
                                    --------------------------------------------
                                    8)   Shared Dis-
                                         positive Power       -0-
                                    --------------------------------------------
9)   Aggregate Amount Beneficially                        5,527,054 Ordinary
     Owned by Each Reporting Person                       Shares
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                           2.5%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                               PN

CUSIP No. G02602 10 3                                          Page 3 of 7 Pages


--------------------------------------------------------------------------------
1)   Name of Reporting Person                             Welsh, Carson,
     I.R.S. Identification                                Anderson & Stowe
     No. of Above Person                                  VI, L.P.
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                  (a) [ X ]
     if a Member of a Group                                     (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                                 Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                           5)   Sole Voting      1,614,792  Ordinary
Shares Beneficially                      Power            Shares
Owned by Each
Reporting Person
With:
                                    --------------------------------------------
                                    6)   Shared Voting
                                         Power                     -0-
                                    --------------------------------------------
                                    7)   Sole Disposi-    1,614,792  Ordinary
                                         tive Power       Shares
                                    --------------------------------------------
                                    8)   Shared Dis-
                                         positive Power            -0-
                                    --------------------------------------------
9)   Aggregate Amount Beneficially                        1,614,792  Ordinary
     Owned by Each Reporting Person                       Shares
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                              0.7%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                               PN

CUSIP No. G02602 10 3                                          Page 4 of 7 Pages


--------------------------------------------------------------------------------
1)   Name of Reporting Person                             WCAS Capital
     I.R.S. Identification                                Partners III, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                  (a) [ X ]
     if a Member of a Group                                     (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                                 Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                5)   Sole Voting   1,443,494  Ordinary
Shares Beneficially           Power         Shares
Owned by Each
Reporting Person
With:
                         -------------------------------------------------------
                         6)   Shared Voting
                              Power                -0-
                         -------------------------------------------------------
                         7)   Sole Disposi- 1,443,494  Ordinary
                              tive Power    Shares
                         -------------------------------------------------------
                         8)   Shared Dis-
                              positive Power       -0-
                         -------------------------------------------------------

9)   Aggregate Amount Beneficially          1,443,494  Ordinary
     Owned by Each Reporting Person         Shares
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                  0.7%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                 PN

CUSIP No. G02602 10 3                                         Page 5 of 7 Pages


                Amendment No. 3 to Schedule 13G (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13G originally filed on January 29, 1999, Amendment No. 1 thereto filed on January 10, 2000 and Amendment No. 2 thereto filed on January 31, 2001 (as so amended, the "Schedule 13G"). Terms used in the Schedule 13G are used herein as so defined.

          The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               WCAS VII:   5,527,054 Ordinary Shares
               WCAS VI:     1,614,792 Ordinary Shares
               WCAS CP III: 1,443,494 Ordinary Shares

               (b)   Percent of Class:

               WCAS VII: 2.5%
               WCAS VI: 0.7%
               WCAS CP III: 0.7%


               (c)   Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

               WCAS VII:   5,527,054 Ordinary Shares
               WCAS VI:     1,614,792 Ordinary Shares
               WCAS CP III: 1,443,494 Ordinary Shares

               (ii)  shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of:

               WCAS VII:   5,527,054 Ordinary Shares
               WCAS VI:     1,614,792 Ordinary Shares
               WCAS CP III: 1,443,494 Ordinary Shares

CUSIP No. G02602 10 3                                         Page 6 of 7 Pages



               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 - Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [X].

CUSIP No. G02602 10 3                                         Page 7 of 7 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                         By:  WCAS VII Partners, L.P., General Partner


                         By /s/ Jonathan M. Rather
                           -----------------------------------
                                              General Partner

                         WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                         By:  WCAS VI Partners, L.P., General Partner


                         By /s/ Jonathan M. Rather
                           -----------------------------------
                                             Attorney-in-Fact


                         WCAS CAPITAL PARTNERS III, L.P.
                         By:  WCAS CP III Associates, L.L.C.,
                              General Partner


                         By /s/ Jonathan M. Rather
                           -----------------------------------
                                              Managing Member

Date: January 9, 2002